UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stronghold Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82773R 20 2

(CUSIP Number)

Stanford Venture Capital Holdings, Inc.

5050 Westheimer Road

Houston, Texas 77056

Attention: P. Mauricio Alvarado, Esq.

Telephone No.: (713) 964-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 1 of 6 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stanford Venture Capital Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,250,000/1/ 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 2,250,000/1/ 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000/1/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON CO

1	Includes 500,000 shares of Series A Preferred Stock, which is convertible into Common Stock on a one -for- one basis and warrants to acquire 250,000 shares of Common Stock and the right to acquire within 60 days of the date hereof: (i) an additional 1,000,000 shares of Series A Preferred Stock, and (ii) additional warrants to acquire another 500,000 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) R. Allen Stanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,250,000 /1/ 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 2,250,000/1/ 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000 shares of Common Stock /1/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON IN

1	Includes 500,000 shares of Series A Preferred Stock, which is convertible into Common Stock on a one -for- one basis and warrants to acquire 250,000 shares of Common Stock and the right to acquire within 60 days of the date hereof: (i) an additional 1,000,000 shares of Series A Preferred Stock, and (ii) additional warrants to acquire another 500,000 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 3 of 6 Pages

Stanford Venture Capital Holdings, Inc., a Delaware corporation (“SVCH”), and R. Allen Stanford (“Stanford”) (SVCH and Stanford are sometimes collectively referred to herein as the “Reporting Persons”), hereby make this single joint filing statement on Schedule 13D to report the beneficial ownership of shares of common stock par value $.0001 per share (“Common Stock”) of Stronghold Technologies, Inc., a Nevada corporation (the “Issuer”). This Schedule 13D also reports SVCH and Stanford’s ownership of (i) Series A Convertible Preferred Stock (“Series A Preferred Stock” or “Preferred Stock”), which is convertible into shares of Common Stock and (ii) warrants (“Warrants”) to acquire shares of Common Stock. As described in this Schedule 13D, Stanford is joining SVCH in filing this Schedule 13D because, as the sole shareholder of SVCH, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SVCH. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

Item 1. Security and Issuer.

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 106 Allen Road, Basking Ridge, New Jersey 07920.

Item 2. Identity and Background.

(a) - (c) This statement is being filed jointly by SVCH and Stanford. The business address of SVCH and Stanford is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director of SVCH and is the sole shareholder of SVCH. SVCH’s principal business is to provide investment capital and other funding to companies in various industries.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Stanford is a citizen of the United States and Antigua.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement (“Securities Purchase Agreement”) dated May 15, 2002, SVCH agreed to make an aggregate investment of $3,000,000, in four tranches, subject to the conditions of that agreement (the “Investment”). The Investment was in the form of Series A Preferred Stock and Warrants of the Issuer. Under the Securities Purchase Agreement, SVCH is contractually obligated to purchase 500,000 shares of Preferred Stock on May 16, 2002, 500,000 shares of Preferred Stock on July 3, 2002, and 500,000 shares of Preferred Stock on July 11, 2002. SVCH is also contractually bound to purchase $750,000 of Preferred Stock on July 19, 2002 at a per share price to be determined under the Securities Purchase Agreement. Under the Securities Purchase Agreement SVCH will receive warrants to purchase 250,000 shares of Common Stock on each of May 16, 2002, July 3, 2002, and July 11, 2002, respectively. SVCH will also receive additional Warrants on the final closing date of July 19, 2002, such number to be determined under the terms of the Securities Purchase Agreement. The foregoing excludes Warrants to acquire 750,000 shares of Common Stock that are being transferred to four individuals pursuant to certain

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 4 of 6 Pages

Warrant Assignment and Joinder Agreements described below. Each share of Series A Preferred Stock is convertible into one share of Common Stock and has one vote, voting together with the Common Stock on all matters submitted for a vote. 375,000 Warrants gave the holder the right to acquire one share of the Issuer’s common stock at an exercise price of $1.50 per share and 375,000 Warrants gave the holder the right to acquire one share of the Issuer’s common stock at an exercise price of $2.25 per share. The Warrants are immediately exercisable and expire on May 15, 2007. The Company agreed to transfer Warrants to purchase an additional 750,000 shares of Common Stock to certain employees of SVCH pursuant to Warrant Assignment and Joinder Agreements. The foregoing transaction does not include the issuance of Series A Preferred Stock and Warrants on July 19, 2002 that will be determined on such date under the terms of the Securities Purchase Agreement.

Item 4. Purpose of Transaction.

The Reporting Persons’ purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment purposes. Except as set forth herein and in the attached exhibits, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

a. As of May 16, 2002, the Reporting Persons will directly own 500,000 shares of Series A Preferred Stock and Warrants to purchase 250,000 shares of Common Stock and will have the right to acquire within sixty (60) days of the date hereof an additional 1,000,000 shares of Series A Preferred Stock and Warrants to purchase 500,000 shares of Common Stock. The Reporting Persons are deemed to beneficially own 2,250,000 shares of Common Stock or 42.9% of the Issuer’s issued and outstanding Common Stock. SVCH directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. Stanford, as the sole shareholder of SVCH, could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SVCH.

b. SVCH, together with Stanford, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Preferred Stock and Warrants reported as beneficially owned by it in Item 5(a) hereof.

c. The Reporting Persons’ only transaction in shares of Common Stock and Preferred Stock, respectively, during the past 60 days was the consummation of the transactions under the Securities Purchase Agreement.

d. Not applicable.

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 3 of this Schedule 13D and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which SVCH or Mr. Stanford is a party or is subject.

Item 7. Material to be Filed as Exhibits.

3.1	Certificate of Designations of Series A Convertible Preferred Stock.

3.2	Securities Purchase Agreement dated as of May 15, 2002, by and between the Issuer and SVCH.

3.3	Registration Rights Agreement dated as of May 16, 2002 by and between the Issuer and SVCH.

3.4	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and Daniel T. Bogar.

3.5	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and Osvaldo Pi.

3.6	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and Ronald M. Stein.

3.7	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and William R. Fusselmann.

3.8	Joint Filing Agreement dated as of August 13, 2004 by and between SVCH and Stanford.

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2004	/s/ R. Allen Stanford
R. Allen Stanford

/s/ James M. Davis
James M. Davis, President
Stanford Venture Capital Holdings, Inc.

Exhibit Index

Exhibit No.	Description
3.1	Certificate of Designations of Series A Convertible Preferred Stock.

3.2	Securities Purchase Agreement dated as of May 15, 2002, by and between the Issuer and SVCH.

3.3	Registration Rights Agreement dated as of May 16, 2002 by and between the Issuer and SVCH.

3.4	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and Daniel T. Bogar.

3.5	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and Osvaldo Pi.

3.6	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and Ronald M. Stein.

3.7	Warrant Assignment and Joinder Agreements dated May 16, 2002, July 3, 2002, and July 11, 2002 by and between SVCH and William R. Fusselmann.

3.8	Joint Filing Agreement dated as of August 13, 2004 by and between SVCH and Stanford.